UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eyenovia, Inc.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

30234E 104
(CUSIP Number)

March 23, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30234E 104
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stuart M. Grant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,389,178
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 4,389,178
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,389,178[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.98%[2]
12	TYPE OF REPORTING PERSON (see instructions) IN

1	Consists of (i) 3,260,128 shares of Common Stock, (ii) 451,620 shares of Common Stock issuable upon exercise of Class A Warrants owned by the Reporting Person and (iii) 677,430 shares of Common Stock issuable upon exercise of Class B Warrants owned by the Reporting Person. Each Class A Warrant is exercisable, until March 23, 2021, for 0.50 shares of Common Stock for a price per each full share of Common Stock of $2.058 and each Class B Warrant is exercisable, until March 23, 2025, for 0.75 shares of Common Stock for a price per each full share of Common Stock of $2.4696.

2	Pursuant to Rule 13d-3(d) (1)(i), the percentage of the Issuer’s Common Stock beneficially owned by the Reporting Person is calculated by dividing the shares beneficially owned by the Reporting Person, as reported in Item 9, by the sum of (i) the 17,100,726 outstanding shares of Common Stock of the Issuer, (ii) the 2,675,293 shares of Common Stock issued and sold pursuant to the private placement disclosed in the Issuers’s Form 8-K dated March 23, 2020, (iii) the 1,337,659 shares of Common Stock issuable upon exercise of the Class A Warrants of the Issuer and (iv) the 2,006,495 shares of Common Stock issuable upon exercise of the Class B Warrants of the Issuer. The number of outstanding securities of the Issuer set forth in clause: (i) is as reported in the Issuer’s Form 10-Q for the Quarter ended September 30, 2019; and (ii), (iii) and (iv) are as reported in the Issuer’s Form 8-K dated March 23, 2020.

Item 1(a).	Name of Issuer:

Eyenovia, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

229 Madison Avenue, Suite 2400, New York, NY 10017

Item 2(a).	Name of Person Filing:

Stuart M. Grant

Item 2(b).	Address of Principal Business Office or, if none, Residence:

11 Summit Lane, Greenville, DE 19807

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001

Item 2(e).	CUSIP Number: 30234E 104

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		4,389,178[1]
	(b)	Percent of Class:		18.98%[2]
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	4,389,178[1]
		(ii)	shared power to vote or to direct the vote:
		(iii)	sole power to dispose or to direct the disposition of:	4,389,178[1]
		(iv)	shared power to dispose or to direct the disposition of:

1	Consists of (i) 3,260,128 shares of Common Stock, (ii) 451,620 shares of Common Stock issuable upon exercise of Class A Warrants owned by the Reporting Person and (iii) 677,430 shares of Common Stock issuable upon exercise of Class B Warrants owned by the Reporting Person. Each Class A Warrant is exercisable, until March 23, 2021, for 0.50 shares of Common Stock for a price per each full share of Common Stock of $2.058 and each Class B Warrant is exercisable, until March 23, 2025, for 0.75 shares of Common Stock for a price per each full share of Common Stock of $2.4696.

2	Pursuant to Rule 13d-3(d) (1)(i), the percentage of the Issuer’s Common Stock beneficially owned by the Reporting Person is calculated by dividing the shares beneficially owned by the Reporting Person, as reported in Item 9, by the sum of (i) the 17,100,726 outstanding shares of Common Stock of the Issuer, (ii) the 2,675,293 shares of Common Stock issued and sold pursuant to the private placement disclosed in the Issuers’s Form 8-K dated March 23, 2020, (iii) the 1,337,659 shares of Common Stock issuable upon exercise of the Class A Warrants of the Issuer and (iv) the 2,006,495 shares of Common Stock issuable upon exercise of the Class B Warrants of the Issuer. The number of outstanding securities of the Issuer set forth in clause: (i) is as reported in the Issuer’s Form 10-Q for the Quarter ended September 30, 2019; and (ii), (iii) and (iv) are as reported in the Issuer’s Form 8-K dated March 23, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2020
Date

/s/ Stuart M. Grant
Signature

Stuart M. Grant
Name/Title